Exhibit 21.1

LIST OF SUBSIDIARIES

LiveOne, Inc.,
a Delaware corporation

Subsidiaries	Jurisdiction
LiveXLive, Corp.	Delaware
Slacker, Inc.	Delaware
LiveXLive PodcastOne, Inc.	Delaware
PodcastOne, Inc.	Delaware
Courtside, LLC	Delaware
PodcastOne Sales, LLC	California
PPVOne, Inc.	Delaware
LiveXLive Merchandising, Inc.	Delaware
Custom Personalization Solutions, Inc.	Delaware
DayOne Music Publishing, Inc.	Delaware
Drumify LLC	California
Splitmind LLC	California